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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

February 21, 2017

VIA EDGAR
==========
Ms. Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust
(File Nos. 333-159484 and 811-22298)

Dear Ms. Larkin:
At your request, we are submitting this letter on behalf of our client, Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the officers of the Trust, in connection with the review conducted by the Staff of the preliminary proxy statement filed on behalf of the Sector Rotation Fund (the "Fund") with the SEC by the Trust on February 1, 2017.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. Please confirm that both telephone numbers provided are accurate.
Response.  The telephone numbers have been updated.
2.	Comment. Please clarify the footnote regarding beneficial ownership.
Response.  The disclosure has been revised as requested.
3.	Comment. Please remove the reference to audited financials with respect to the semi-annual report.
Response.  The disclosure has been revised as requested.

Ms. Lisa Larkin
 Securities and Exchange Commission
February 21, 2017

4.	Comment. In the phrase "and who have", please remove the word "and".
Response.  The disclosure has been revised as requested.
5.	Comment. Please highlight that shareholder fees would increase and such increase would be ongoing.
Response.  The disclosure has been revised as requested.
6.	Comment. Please confirm who is the distributor and discuss the adviser's role in distribution.
Response.  The distributor has been added and the adviser assists in the distribution of the Fund's shares out of its own resources.
7.	Comment. Please discuss whether the Board considered adding a waiver for the advisory to offset the distribution fee.
Response.  The disclosure has been revised to reflect that the Board did not consider a waiver due to the size of the Fund.
8.	Comment. Please confirm that the adviser's past distribution activities were out of its own resources.
Response.  The disclosure has been revised as requested.
9.	Comment. Please discuss whether the Board considered economies of scale.
Response.  The disclosure has been revised as requested.
10.	Comment. Please provide why distribution plan necessary after shares have been in existence.
Response.  As noted in the proxy, the distribution fee was proposed in order to increase the assets of the Fund as the adviser and distributor have determined that further increases in the assets of the Fund were unlikely to occur unless a distribution fee was added to facilitate inflows into the Fund.  On these basis, the board determined the proposed distribution fee was in the best interests of the Fund and its shareholders.
11.	Comment. Please add the narrative above the fee table.
Response.  The disclosure has been revised as requested.
12.	Comment. Please correct the pro forma expenses.
Response.  The disclosure has been revised as requested.

Ms. Lisa Larkin
 Securities and Exchange Commission
February 21, 2017

13.	Comment. Please remove the AFFE footnote.
Response.  The disclosure has been revised as requested.
14.	Comment. Please remove the reference to the expense limitation agreement.
Response.  The disclosure has been revised as requested.
15.	Comment. Please clarify in the expense example narrative that the expenses will remain the same whether a shareholder redeems or does not redeem.
Response.  The disclosure has been revised as requested.
16.	Comment. Please confirm whether Section 5 of the Distribution Plan is necessary.
Response.  Section 5 is intended to ensure compliance with the requirements of Rule 12b-1(c).

* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis